CARTER LEDYARD & MILBURN LLP
Counselors at Law

1401 Eye Street, N.W.
Andris J. Vizbaras	2 Wall Street	Washington, DC 20005
Partner	New York, NY 10005-2072	(202) 898-1515
•	•	•
Direct Dial: 212-238-8698	Tel (212) 732-3200	570 Lexington Avenue
E-mail: vizbaras@clm.com	Fax (212) 732-3232	New York, NY 10022
(212) 371-2720

February 2, 2007

VIA E-MAIL

Mr. Todd Hardiman

Associate Chief Accountant

Office of Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               Flagstone Reinsurance Holdings Limited

Dear Mr. Hardiman:

Here is a presentation prepared in response to the questions and requests that you raised during your conversation of February 1 with Todd White of Flagstone.

We would like to schedule a call at your earliest convenience to seek to resolve these matters.  In the meantime, do not hesitate to call Bob McTamaney (by telephone at 212-238-8711)or me (at 212-238-8698) with any further questions or requests for information regarding them.  If you wish to contact Flagstone directly regarding these matters, please call Mr. White (at 441-278-4319) or James O’Shaughnessy (at 441-278-4331).

Sincerely,

/s/ Andris J. Vizbaras

Andris J. Vizbaras

AJV:tbm

Attachment

cc:           Flagstone Reinsurance Holdings Limited

Question 1:

SFAS 113 — Why is it appropriate to exclude investment income in the cash flows on p.7 of your letter, and would it make any difference in your analysis if investment income was included?  Is there a point in time when the investment income might become relevant?

Response — The appropriate guidance for determining which cash flows should be included in the analysis is Paragraph 10 and 11 of SFAS 113 outlined below:

SFAS 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” — Paragraph 10 and 11

10. “The ceding enterprise’s evaluation of whether it is reasonably possible for a reinsurer to realize a significant loss from the transaction shall be based on the present value of all cash flows between the ceding and assuming enterprises under reasonably possible outcomes, without regard to how the individual cash flows are characterized. The same interest rate shall be used to compute the present value of cash flows for each reasonably possible outcome tested.”

11. “Significance of loss shall be evaluated by comparing the present value of all cash flows, determined as described in paragraph 10, with the present value of the amounts paid or deemed to have been paid  to the reinsurer. If, based on this comparison, the reinsurer is not exposed to the reasonable possibility of significant loss, the ceding enterprise shall be considered indemnified against loss or liability relating to insurance risk only if substantially all of the insurance risk relating to the reinsured portions of the underlying insurance contracts has been assumed by the reinsurer.”

Further assistance to interpret these paragraphs is provided n EITF D-34 “Questions and Answers about FASB Statement No. 113”. We believe Q&A #16 provided guidance on the cash flows to include in the analysis.

16. Q—In determining the amount of the reinsurer’s loss under reasonably possible outcomes, may cash flows directly related to the contract other than those between the ceding and assuming companies, such as taxes and operating expenses of the reinsurer, be considered in the calculation?

A—No. Paragraph 10 states that the evaluation is based on the present value of all cash flows between the ceding and assuming enterprises under reasonably possible outcomes and therefore precludes considering other expenses of the reinsurer in the calculation.

Therefore, we believe that SFAS 113 requires that only cash flows between the ceding and assuming enterprises should be included in the analysis. It is therefore appropriate to exclude investment income because it does not represent cash flows between the parties.

We have outlined our rationale for excluding investment income in the paragraph above. However as suggested in our phone conversation yesterday, we have considered how the inclusion of investment income would affect our risk transfer analysis outlined below. The portfolio guidelines of MFR ILW are to invest in a high grade portfolio benchmarked by the Lehman Brothers US Aggregate Bond Index, mixed with short term cash instruments to accomplish a shortened duration of 2.5 years. The Lehman Aggregate yields 5.45% and USD LIBOR is approximately 5.35%. Thus we believe 5.4% is a reasonable estimate of the invested asset return in the cell. We have applied this rate of return to the capital invested in MFR ILW and to the net premiums received, under the assumption that premiums on ILW contracts were paid at the inception of the policies. We have used a conservative approach and excluded the impact of losses on the capital base, assuming they were paid at the end of the period.

The tables provided on January 26th, updated for the impact of investment income, are presented below.

Table 1 . Expected cash flows for Mont Fort Re ILW Cell

				Net income
			Brokerage and	before Quota Share and	Quota Share with	Investment	Net income before	Incentive		ROE
Probability	Losses	Premiums	Ceding	performance	Flagstone	Income	Incentive	Fee	Net	on
of loss	incurred	Written	Commission	fee	8.33%	5.40%	Fee	15%	Cash Flow	$55,000,000
(1)	(1)	(2)	(2)			(3)
72.63%	—	16,467,141	(1,455,464)	15,011,677	(1,250,473)	3,713,105	17,474,309	(2,621,146)	14,853,163	27%
3.22%	(9,750,000)	16,467,141	(1,455,464)	5,261,677	(438,298)	3,713,105	8,536,484	(1,280,473)	7,256,012	13%
5.91%	(17,500,000)	16,467,141	(1,455,464)	(2,488,323)	207,277	3,713,105	1,432,059	(214,809)	1,217,250	2%
6.49%	(19,750,000)	16,467,141	(1,455,464)	(4,738,323)	394,702	3,713,105	(630,516)	—	(630,516)	-1%
8.48%	(22,500,000)	16,467,141	(1,455,464)	(7,488,323)	623,777	3,713,105	(3,151,441)	—	(3,151,441)	-6%
0.56%	(28,500,000)	16,467,141	(1,455,464)	(13,488,323)	1,123,577	3,713,105	(8,651,641)	—	(8,651,641)	-16%
0.85%	(34,800,000)	16,467,141	(1,455,464)	(19,788,323)	1,648,367	3,713,105	(14,426,851)	—	(14,426,851)	-26%
1.70%	(43,500,000)	16,467,141	(1,455,464)	(28,488,323)	2,373,077	3,713,105	(22,402,141)	—	(22,402,141)	-41%
0.17%	(58,884,615)	16,467,141	(1,455,464)	(43,872,939)	3,654,616	3,713,105	(36,505,218)	—	(36,505,218)	-66%
0.01%	(75,666,667)	16,467,141	(1,455,464)	(60,654,990)	5,052,561	3,713,105	(51,889,324)	—	(51,889,324)	-94%
100.00%

(1)             Probability of loss on an overall basis is determined by a using a Monte Carlo simulation of 50,000 possible years based on the individual probabilities of loss estimated for each individual risk ceded to MFR ILW.

(2)             Based on current policies written by Mont Fort Re ILW

(3)             The investment income earned on the assets held in the cell is calculated by using an interest rate of 5.4 % applied to the sum of:

a)	Initial capital in the cell of $55 millions
b)	Premiums written less brokerage, ceding commission and quota share (assumption that premiums are received at inception of the contract)

Losses were not discounted due to the short tail nature of the contracts, being one year

Table 2. Probability of loss to the Cell in relation to Premiums Written

			Cumulative
		Net cash flow	probabilities
		in relation	of loss in
	Net	to Premiums	relation to	Interpretation of
Probability	Cash Flow	Written	Premiums Written	cumulative probabilities
(1)	(1)	(2)
72.63%	14,853,163	90%		72.6% probability of making a profit equal to 90% of the gross premiums
3.22%	7,256,012	44%
5.91%	1,217,250	7%	24.2%	24.2% probability of losing 93% or more of the gross premiums
6.49%	(630,516)	-104%	18.2%
8.48%	(3,151,441)	-119%	11.8%	11.8% probability of losing 119% or more of the gross premiums
0.56%	(8,651,641)	-153%	3.3%
0.85%	(14,426,851)	-188%	2.7%	Approximately 3% probability of losing 170% or more of the premiums
1.70%	(22,402,141)	-236%	1.9%
0.17%	(36,505,218)	-322%	0.2%
0.01%	(51,889,324)	-415%	0.0%

(1)             As per Table 1

(2)             Ratio of net cash flow in relation to the gross premiums written. Due to the short tail nature of the ILW contracts (1 year), the cash flows have not been discounted. Premiums on ILW contracts are generally paid at the inception of the policy.

We have concluded that the results of our initial analysis remain consistent after the addition of investment income. Table 2 demonstrates that it is reasonably possible that MFR ILW may realize a significant loss from the reinsurance arrangements and accordingly the conditions of FAS 113 paragraph 9 b) are met.

We also believe that given the size of the potential losses in relation to the gross premiums, and given the low expected rate of investment return on the assets of MFR ILW, it is unlikely that investment income, if included, may ever become relevant in the analysis of this MFR ILW. All cells to date have similar highly conservative investment parameters, and this conclusion would thus hold for them as well. If there were ever a Cell with more aggressive investment parameters such that investment income on the Cell’s assets was more material, we could reach a different conclusion for that cell.

Question 2:

SFAS 113 - When additional cells are added that include related parties, how does the Company consider these for purposes of its SFAS 113 analysis?  Does the Company aggregate related party transactions to assess risk transfer?  This does not need an affirmative answer, but the Company should discuss how it considers the accounting consequences under SFAS 113 of multiple cells.

Response — With each addition of a new cell in Mont Fort, the Company considers whether the new contracts entered into with respect to that cell meet the risk transfer provisions of SFAS 113.   In addition, the Company considers whether the additional cell arrangement may have an impact on existing contracts.  The Company believes that conceptually additional cell arrangements with related parties may in fact impact our risk transfer conclusions with respect to prior cells.   Accordingly, when a new cell is added, the Company also evaluates whether terms of the new contracts with the new cells amend or modify the terms of the existing contracts with Mont Fort continue to meet the risk transfer parameters of SFAS 113 considered individually and, where appropriate, in the aggregate with other related party transactions.  In the event that one or more subsequent cells caused any contract or group of contracts to fail to meet the risk transfer parameters, the Company’s future financial statements would account for these reinsurance transactions in accordance with the provisions of Statement of Position 98-7 Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.

Question 3:

Disclosure— Please expand footnote 18 to address the introduction of additional cells, and state how the Company considers these subsequent events to evaluate whether the contracts continue to meet the risk transfer parameters of SFAS 113

Proposed additional disclosure

In addition to the three paragraphs that we provided on January 31, 2007, we propose to add the following at the end of footnote 18:

Further, with the addition of any new contracts that the Company enters into with each of the new cells the Company will evaluate whether the contracts with Mont Fort continue to meet the risk transfer parameters of SFAS 113 considered individually and, where appropriate, in the aggregate.  In the event that these cells caused any contract or group of contracts to fail to meet the risk transfer parameters, the Company’s future financial statements would account for these reinsurance transactions in accordance with the provisions of Statement of Position 98-7 Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk.

Question 4:

Disclosure — Please expand the financial statement footnote disclosures to discuss all components of the Mont Fort arrangements (eg, commission, asset base and performance based fees) in line with the more detailed description on pp.92-93 of the S-1.  This may be part of the related party transaction footnotes or another section if the Company feels it is more appropriate.

Proposed additional disclosure

We propose to add the following both in footnote 4 (“Mont Fort Re Limited”) and in footnote 14 (“Related Party Transactions”).

West End entered into an investment management agreement with Mont Fort in respect of Mont Fort ILW on June 5, 2006 under which West End earns an investment management fee of 0.50% per year based on the current size of Mont Fort ILW and a performance-based fee of 15% of the increase, if any, in the net asset value of Mont Fort ILW over the course of each year.  During the nine months ended September 30, 2006 (unaudited), West End earned $0.1 million from Mont Fort ILW under this arrangement.

We also would conform “Certain Relationships and Related Transactions,” and file the investment management agreement as an exhibit.  In addition, we propose to repeat in footnote 4 the description of the reinsurance agreement between Flagstone and Mont Fort in respect of Mont Fort ILW that currently appears in footnote 18, so that all of the Mont Fort arrangements are described in footnote 4.

Question 5:

FAS 133 — Is the receivable on West End’s books from Mont Fort that relates to the 15% performance fee an embedded derivative under Derivatives Implementation Group No. B-36 (“DIG B36”) of Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Embedded Derivatives and Hedging Activities”?  The receivable is tied to a subset of the assets of Mont Fort rather than the entire entity, and thus is different from a traditional performance fee and merits a detailed consideration under SFAS 133. Are the economic risks clearly and closely related to the credit of the issuer?

Response — The appropriate guidance for embedded derivatives is Paragraph 12 of SFAS 133 and DIG B36 outlined below:

SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” — Paragraph 12 [emphasis added]

“An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a.     The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.

b.     The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

c.     A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6—11, be a derivative instrument subject to the requirements of this Statement.  (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.)  However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of Statement 150 but would be classified in stockholders’ equity absent the provisions in Statement 150.

DIG B36 Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments

Are the embedded features of a debt instrument that incorporates credit risk exposures that are unrelated or only partially related to the creditworthiness of the obligor under that instrument clearly and closely related to the debt host contract? Does a modified coinsurance arrangement, in which funds are withheld by the ceding insurer and a return on those withheld funds is paid based on the ceding company’s return on certain of its investments, contain an embedded derivative feature that is not clearly and closely related to the host contract?

Application:

In Example 2 of DIG B36, there is an example of a reinsurance receivable arising from a modified coinsurance arrangement. This is a reinsurance arrangement in which funds are withheld by the ceding insurer, thereby creating an obligation for the ceding company to pay the reinsurer at a later date. The obligor must provide for a future payment of a principal amount plus a return (that may be negative) that is based on a specified proportion of the ceding company’s return on either its general account assets or a specified block of those assets.

Under this scenario, the funds withheld balance is the host contract and the return on the funds withheld balance is an embedded derivative as the return on the funds incorporates credit risk exposures that are unrelated to the creditworthiness of the obligor.

With respect to the performance fee, there is no host instrument upon which a return is generated and there is no principal to pay out.  The performance fee receivable from Mont Fort is the actual return.

In addition, the performance fee is a function of the net asset value of Mont Fort and can not be negative. Given its based on the net asset value of Mont Fort, the value of the fee is reflected at its fair value and reflected in other income.

Response —

The return of the performance fee contract is directly related to the increase in the net asset value of MFR ILW, according to the terms of the reinsurance agreement (the “host contract”) between Flagstone and MFR ILW, and the investment management agreement between West End and MFR ILW.  The increase in the net asset value relates to the premium income from the reinsurance agreement plus investment income, less the ceding commissions, investment management fees, and other expenses of MFR ILW.  To the

extent the net result of these transactions is positive, a 15% fee is calculated and paid by MFR ILW to West End.   As such, the performance fee is clearly and closely related to the economic characteristics of the host contract.  Also, the performance of any additional cells in Mont Fort or the performance of the General Account has no impact on the host contract because, under the Segregated Account laws of Bermuda none of the assets, liabilities, business or results of any one cell can affect, or be affected by any other cell or the General Account.  Accordingly, any potential embedded derivative in this contract does not meet the test under paragraph 12 a, in that the economic characteristics and risks of the embedded derivative instrument are clearly and closely related to the economic characteristics and risks of the host contract.

In addition, the performance fee is a function of the net asset value of MFR ILW and can not be negative. Given it is based on the increase in net asset value of Mont Fort, the value of the fee is “marked to market” quarterly by both MFR ILW and Flagstone.  The performance fee is  reflected in income or expense as appropriate and recorded as a liability by MFR ILW and an asset by West End.  Accordingly the potential embedded derivative in this contract fails to meet the test under 12 b, in that the contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.

Finally, the performance fee is an obligation of MFR ILW to West End, a wholly-owned subsidiary of Flagstone. West End has no credit risk exposure that is unrelated or partially related to creditworthiness of MFR ILW because the performance fee can only be zero or positive, and is not based on the MFR ILW’s credit worthiness. If the performance of the MFR ILW has been favorable, a performance fee will be due to West End by MFR ILW.  The Company controls Mont Fort, including the bank accounts of MFR ILW, and will pay the performance fee to West End from the accounts of MFR ILW by its own authority.  On the other hand, if the performance of the MFR ILW cell is poor, no performance fee will be due, and therefore the creditworthiness of MFR ILW to pay a performance fee is not relevant in this scenario.  Therefore, West End does not have any credit risk exposure that is unrelated or partially related to the creditworthiness of MFR ILW.

Accordingly we conclude that there is no possibility of a credit default on a performance fee payable from MFR ILW to West End, and that, therefore there is no embedded credit risk in this structure.

Conclusion

The Company has considered whether the performance fee payable from MFR ILW to West End should be treated as an embedded derivative under SFAS 133 and DIG B36. Based on our analysis above we believe that this treatment is not appropriate.